Exhibit 99.1

September 6, 2024	TSX.V: GRZ NR-24-14

GOLD RESERVE ANNOUNCES UPDATE REGARDING SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario – September 6, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) has noted an error in its form of proxy provided to registered shareholders (the “Proxies”) in connection with its upcoming special meeting of shareholders scheduled for September 16, 2024 (the “Meeting”). This error also extended through to the Voting Instruction Forms (the “VIFs”) provided by intermediaries to non-registered (i.e. beneficial) shareholders.

In accordance with the interim order of the Alberta Court of King’s Bench granted on August 20, 2024 in respect of the Meeting, Gold Reserve hereby advises that all Proxies and VIFs are hereby amended, and accordingly all such Proxies and VIFs that have been, or will be, marked or otherwise denoted to “withhold” from voting on the proposal related to the Arrangement Resolution (as defined in the Proxies and VIFs and described in greater detail in the management information circular of the Company issued in connection with the Meeting dated August 20, 2024), being the only proposal, will be deemed to be marked or otherwise denoted (as applicable) as votes “against” such proposal, and counted accordingly. Votes in favour of the proposal will continue to count as before.

This press release has been approved by Paul Rivett, Executive Vice-Chairman of the Board of Directors of Gold Reserve.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Inc., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634